Mycocycle, Inc.



ANNUAL REPORT

785 Hartford Lane

Bolingbrook, IL 60440

(630) 235-1526

www.mycocycle.com

This Annual Report is dated August 28, 2023.

BUSINESS

Mycocycle is a B2B waste-to-resource process that removes harmful toxins from trash using mycoremediation (fungi) and resulting in end-use market opportunities.

We help the waste management industry mitigate risk and create new economic opportunities; and unlike our competitors, we've innovated the industry by training mushrooms to eat asphalt and other petrochemical containing materials via mycoremediation at the same cost but with less harm to human and environmental health.

Our customers include waste management, recycling, materials processors, municipalities, counties, manufacturers, and environmental remediation firms. We sell via license and royalty agreements, setup and per ton process fees.

Mycocycle was organized in October 2018 as an LLC. Treatment methodologies were progressed through advanced testing. Next steps were to proceed with the development of the process to patent filings. Our corporate counsel suggested the incorporation of the organization as a protection for intellectual property and trade secrets. Therefore, in June 2020, Mycocycle converted from an LLC to a C-Corp as a means to be able to raise funds to support the on-going development of the company. Recognizing that C-Corp formation is a more desirable structure for investment than the previous structure allows Mycocycle to move more expediently through opportunities for funding consideration.

Previous Offerings

Name: Common Stock

Type of security sold: Equity

Final amount sold: $180,000.00

Number of Securities Sold: 4,000,000

Use of proceeds: Seed funds for research and development

Date: October 12, 2018

Offering exemption relied upon: Section 4(a)(2)

Name: SAFE financing - Seed round

Type of security sold: Equity

Final amount sold: $2,200,420.20

Number of Securities Sold: TBD - SAFE financing

Use of proceeds: Research and development, proof of concept facility, scaling of team

Date: December 31th, 2022

<p style="text-align:center">REGULATORY INFORMATION</p>

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

<p style="text-align:center">MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION</p>

<p style="text-align:center">AND RESULTS OF OPERATION</p>

Operating Results – 2022 Compared to 2021

How long can the business operate without revenue:

Since its inception, the Company has primarily relied on securing funding from its founder and grants to fund its operations. As of December 31, 2019, the Company produces negative cash flow from operations and may incur additional losses prior to generating positive working capital. During the next fourteen months, Mycocycle intends to fund its operations with funding from its seed round raise and the receipt of funds from revenue-producing activities, if and when such can be realized. If the Company cannot secure additional capital, it may cease operations. Mycocycle is scaling revenue generation and under current forecast, has a runway of 14 months. If required we may pull back on capital investment to extend runway.

Foreseeable major expenses based on projections:

Major expenses over the coming 12 months are a function of scaling production and furthering R&D.

-IP strategy

-Partnerships

-Scaling betas

-Lab setup

-Lab facility

Future operational challenges:

Testing and scaling out betas pose the biggest challenges. The development of the containment hardware to offer a complete solution set. We are currently working on engineering designs for this with the intent to develop out a small scale prototype. The Beta scale is also an operational challenge as many of our clients have had to focus on stabilizing their operations due to covid-19 market fluctuations. The beta scale for us is budgeted at roughly $150K and the development of the containment solution budgets is in process now, but I would estimate that this would be in a similar range to the beta--$150-200K. Both of these are 100% essential for growing the sales of the Company and advancing the development.

Future challenges related to capital resources:

The speed of scaling and testings is directly correlated to access to capital resources. The company has successfully raised $2.23M in 2022, which will all be spent towards scaling and beta testing efforts. Moving forward, we will be looking to raise a series A in late 2023/early 2024. For this upcoming raise, Mycocycle will be aiming to secure at least 5x the investment from our seed round.

Future milestones and events:

- Establish an end market for output raw materials.
- Solidifying our pipeline of partnerships and developing testing hubs.
- Launch our pilot manufacturing facility
- Be in the field with several on site containerized process solutions

Liquidity and Capital Resources

At December 31, 2022, the Company had cash of $1,795,114.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Marco A Rodriguez

Amount Owed: -$14,794

Interest Rate: 8.0%

Maturity Date: January 01, 2026

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Joanne Rodriguez

Joanne Rodriguez's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: President

Dates of Service: October, 2018 - Present

Responsibilities: Primary responsibilities are growing the company to plan. There is no executive salary paid out at this time.

Position: Secretary and Treasurer

Dates of Service: October, 2018 - Present

Responsibilities: Record and direct correspondences for Mycocycle, Inc.

Other business experience in the past three years:

Employer: Greenstructure, Ltd.

Title: Owner

Dates of Service: December, 2017 - October, 2018

Responsibilities: Leader of business operations.

Name: Colin Litow

Colin Litow's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Vice President of Products and Operations

Dates of Service: November, 2022 - Present

Responsibilities: Operations, product stewardship, finances

Name: Daniel Reyes

Daniel Reyes's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Vice President of R&D

Dates of Service: November, 2022 - Present

Responsibilities: Laboratory oversight, R&D

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2022, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Joanne Rodriguez

Amount and nature of Beneficial ownership: 4,000,000

Percent of class: 75%

RELATED PARTY TRANSACTIONS

N/A

OUR SECURITIES

Common Stock

The amount of security authorized is 9,405,714 with a total of 4,000,000 outstanding.

Voting Rights

1 vote per share

Material Rights

There are no material rights associated with Common Stock.

Non-Voting Common Stock

The amount of security authorized is 594,286 with a total of 307,473 outstanding.

Voting Rights

There are no voting rights associated with Non-Voting Common Stock.

Material Rights

There are no material rights associated with Non-Voting Common Stock.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the waste management industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company, is offering Common Stock in the amount of up to $945,455 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. We may never have an operational product or service It is possible that there may never be an operational Mycocycle or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors. Some of our products are still in prototype phase and might never be operational products It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. Developing new products and technologies entails significant risks and uncertainties We are currently in the research and development stage and have only manufactured a prototype for our mycoremediation. Delays or cost overruns in the development of our Mycocycle process and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Minority Holder; Securities with No Voting Rights The Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are competing against other recreational activities Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities. We are an early stage company and have not yet generated any profits Mycocycle, Inc. was formed on October 12, 2018. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Mycocycle has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Mycocycle is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company owns 5 trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. We have pending patent approval's that might be vulnerable One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company is vulnerable to hackers and cyber-attacks Any significant disruption in service on Mycocycle or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Mycocycle could harm our reputation and materially negatively impact our financial condition and business. Risk of Recycling Operations THIS OFFERING CIRCULAR MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS. RISK FACTORS The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest. Investors in this Offering will have no voting rights, and therefore will have no ability to influence the management or the direction of the company. Investors in this Offering will not have the ability to control a vote by the voting stockholders or the board of directors, and therefore will have no ability to influence the management or the direction of the company. We have a complicated business model. Our business model is an aggregation of several types of business. We engage different parties at various stages of the production and consumption cycle. Part of our work resembles that of an agency, in that we seek out and contract with clients that make products and help them implement sustainability initiatives as part of their marketing objectives. As we focus on many kinds of waste materials that are not commonly recycled (because they generally have not been economical to recycle), we also conduct robust research and development activities to evaluate waste streams and the cost of recycling before we price a collection/recycle program for a given waste stream. Our complex business model requires a high level of coordination and could expose us to operational risks. There may not be enough demand for our recycling programs. We will only succeed if there is sufficient demand for the recycling services we provide. The elimination or serious reduction in the use of disposable packaging would greatly impact our revenue.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on August 28, 2023.

Mycocycle, Inc.

By /s/ *Colin Litow*

      Name: <u>Mycocycle, Inc.</u>

      Title: Vice President of Products and Operations

Exhibit A

FINANCIAL STATEMENTS

I, Joanne Rodriguez, the CEO of Mycocycle, Inc., hereby certify that the financial statements of Mycocycle, Inc. and notes thereto for the periods ending 12/31/2021 and 12/31/2022 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

Mycocycle has not yet filed its federal tax return for 2022.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of 07/26/2023.



CEO/Founder

07/26/2023

MYCOCYCLE, INC.

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
December 31, 2021 and 2022

MYCOCYCLE, INC.
Index to Financial Statements
(unaudited)

MYCOCYCLE, INC.
BALANCE SHEETS
AS OF DECEMBER 31, 2021 AND 2022
(unaudited)

	TOTAL	
	AS OF DEC 31, 2022	AS OF DEC 31, 2021 (PY)
ASSETS		
Current Assets		
Bank Accounts		
Checking (3558)	157,972.88	100,365.59
Savings (3561)	1,632,436.78	106,444.15
Total Bank Accounts	**$1,790,409.66**	**$206,809.74**
Accounts Receivable		
Accounts Receivable (A/R)	10,970.25	0.00
Total Accounts Receivable	**$10,970.25**	**$0.00**
Other Current Assets		
Uncategorized Asset	0.00	5,351.50
Total Other Current Assets	**$0.00**	**$5,351.50**
Total Current Assets	**$1,801,379.91**	**$212,161.24**
Other Assets		
Deposit Hold	0.00	0.00
Promissory Note Due	400.00	400.00
Total Other Assets	**$400.00**	**$400.00**
TOTAL ASSETS	**$1,801,779.91**	**$212,561.24**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Credit Cards		
AMEX Credit card (1005)	297.76	303.65
Bank of America Credit Card	1,484.10	3,771.14
Total Credit Cards	**$1,781.86**	**$4,074.79**
Other Current Liabilities	**$0.00**	**$0.00**
Total Current Liabilities	**$1,781.86**	**$4,074.79**
Long-Term Liabilities		
PPP Loan	0.00	2,724.00
Promissory Note - Marco Rodriguez	32,810.16	55,002.54
Total Long-Term Liabilities	**$32,810.16**	**$57,726.54**
Total Liabilities	**$34,592.02**	**$61,801.33**
Equity		
Common Stock		
Owner Stock	400.00	400.00
Total Common Stock	**400.00**	**400.00**

	TOTAL	
	AS OF DEC 31, 2022	AS OF DEC 31, 2021 (PY)
Future Stock Issuance Obligation		
Total Future Stock Issuance Obligation	**2,200,420.54**	
Opening Balance Equity	0.00	0.00
Reg CF - Excess of Par	507,773.00	507,773.00
Retained Earnings	-356,830.76	-9,920.14
Net Income	-584,574.89	-347,092.95
Total Equity	**$1,767,187.89**	**$150,759.91**
TOTAL LIABILITIES AND EQUITY	**$1,801,779.91**	**$212,561.24**

5

MYCOCYCLE, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2022
(unaudited)

	TOTAL	
	JAN - DEC 2022	JAN - DEC 2021 (PY)
Income		
Contracted Services	693.31	
Remediation Focused Services	60,634.25	28,694.70
Total Income	**$61,327.56**	**$28,694.70**
Cost of Goods Sold		
Cost of Goods Sold		4,755.64
Total Cost of Goods Sold	**$0.00**	**$4,755.64**
GROSS PROFIT	**$61,327.56**	**$23,939.06**
Expenses		
Accounting	750.00	13,497.50
Advertising & Promotion	5,414.13	28,177.60
Marketing & Sales Expenses	7,378.00	10,314.77
Website		1,095.29
Total Advertising & Promotion	**12,792.13**	**39,587.66**
Ask My Accountant		0.00
Attorney	70,592.63	44,497.44
Auto Expense	1,519.46	
Bank Charges & Fees	970.78	763.34
Start Engine Fees	582.33	53,180.88
Total Bank Charges & Fees	**1,553.11**	**53,944.22**
Car & Truck		0.00
Computer & Equipment	4,482.73	
Computer Software	35,761.12	0.00
Internet	1,994.47	
Total Computer Software	**37,755.59**	**0.00**
Total Computer & Equipment	**42,238.32**	**0.00**
Contract Labor	169,249.10	95,323.74
Dues & subscriptions	6,057.66	1,938.23
Equipment		15,141.58
Events, Conferences & Trade Shows	949.00	3,575.90
Executive Compensation		33,500.00
Insurance	5,674.00	4,653.27
Interest Expense	1,575.78	2,544.41
Job Supplies	49,909.65	2,947.28
Meals & Entertainment	10,414.28	5,864.13
Mycologist		2,000.00
Office Expenses	5,985.28	14,102.33
Office Space & Rent	36,339.78	21,865.00
Other Business Expenses	50,015.90	0.00
Payroll Expense	1,788.60	0.00

	TOTAL	
	JAN - DEC 2022	JAN - DEC 2021 (PY)
Payroll Expense-DES	9,628.93	0.00
Payroll Tax Expenses	1,980.76	3,016.23
Payroll Wage Expenses	149,127.44	0.00
Purchases	89.60	
R & D Testing		1,880.00
Reimbursable Expenses	1,536.40	0.00
Repairs & Maintenance	1,112.00	
Shipping, Freight & Delivery	2,745.53	195.35
Taxes & Licenses	1,649.10	0.00
Travel	28,052.04	
Airfare		240.00
Hotels		1,605.19
Parking		81.00
Transportation		880.82
Total Travel	**28,052.04**	**2,807.01**
Utilities		1,570.91
Electricity	2,119.28	728.02
Gas	2,081.93	893.34
Mobile Phone	4,370.57	3,082.81
Total Utilities	**8,571.78**	**6,275.08**
Total Expenses	**$671,898.26**	**$369,156.36**
NET OPERATING INCOME	**$ -610,570.70**	**$ -345,217.30**
Other Income		
Interest Earned	377.24	5.35
Other Income	2,760.30	
Total Other Income	**$3,137.54**	**$5.35**
Other Expenses		
Depreciation		1,881.00
Total Other Expenses	**$0.00**	**$1,881.00**
NET OTHER INCOME	**$3,137.54**	**$ -1,875.65**
NET INCOME	**$ -607,433.16**	**$ -347,092.95**

MYCOCYCLE, INC.
STATEMENTS OF CHANGES IN SHAREHOLDER EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2022

	Preferred Stock		Common stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount	Shares	Amount			
Issuance of founders stock			4,000,000	400			400
Net income (loss)	-	-	-	-	-	(9,738)	(9,738)
December 31, 2020	-	$ -	-	$ -	$ -	$ (9,738)	(9,337.81)
Crowd Funding	-	-	307,473	507,191	-	-	507,191
Net income (loss)	-	-	-	-	-	(347,093)	(347,093)
December 31, 2021	-	$ -	307,473	$ 507,191	$ -	$ (356,831)	$ 150,760
SAFE Round				582	2,200,421	-	2,201,003
Net income (loss)	-	-	-	-	-	(584,575)	(584,575)
December 31, 2022	-	$ -	307,473	$ 507,773	$ -	$ (941,406)	$ 1,767,188

MYCOCYCLE, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2022
(unaudited)

	JAN - DEC 2021	JAN - DEC 2022
OPERATING ACTIVITIES		
Net Income	-347,092.95	-584,574.89
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Receivable (A/R)	0.00	-10,970.25
Uncategorized Asset	-5,451.50	5,351.50
AMEX Credit card (1005)	303.65	-5.89
Bank of America Credit Card:Credit card (4854)	31,909.60	71,358.02
Bank of America Credit Card:Credit card (6886)	-32,735.35	-73,645.06
Payroll Expense - DES	-7,193.07	7,734.51
Suspense	-15,123.76	15,123.76
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-28,290.43**	**14,946.59**
Net cash provided by operating activities	**$ -375,383.38**	**$ -569,628.30**
FINANCING ACTIVITIES		
PPP Loan	2,724.00	-2,724.00
Promissory Note - Marco Rodriguez	-4,997.46	-22,192.38
Future Stock Issuance Obligation		65,000.00
Future Stock Issuance Obligation		250,000.00
Future Stock Issuance Obligation		500,000.00
Future Stock Issuance Obligation		58,000.34
Future Stock Issuance Obligation		187,420.20
Future Stock Issuance Obligation		75,000.00
Future Stock Issuance Obligation		250,000.00
Future Stock Issuance Obligation		50,000.00
Future Stock Issuance Obligation		10,000.00
Future Stock Issuance Obligation		100,000.00
Future Stock Issuance Obligation		10,000.00
Future Stock Issuance Obligation		10,000.00
Future Stock Issuance Obligation		10,000.00
Future Stock Issuance Obligation		50,000.00
Future Stock Issuance Obligation		50,000.00
Future Stock Issuance Obligation		500,000.00
Future Stock Issuance Obligation		25,000.00
Reg CF - Excess of Par	507,190.67	582.33
Net cash provided by financing activities	**$504,917.21**	**$2,176,086.49**
NET CASH INCREASE FOR PERIOD	**$129,533.83**	**$1,606,458.19**

MYCOCYCLE, INC.
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2022
(unaudited)

NOTE I- ORGANIZATION AND NATURE OF THE BUSINESS

Mycocycle, Inc. ("Mycocycle," the "Company", "we," "our," "ours" or "us") is an environmental services company that develops and licenses a process to minimize waste, create new biobased raw materials and reduce greenhouse gases using fungi. By harnessing the power of nature, Mycocycle mitigates risk for manufacturers, governments, and waste operators by removing harmful toxins from their industrial waste while creating long-term value within the circular economy.

Mycocycle was founded in 2018 by Joanne Rodriguez, a sustainability leader in the construction products manufacturing industry who specializes in technologies like the circular economy, biomimicry, and green chemistry. Utilizing this knowledge and experience, we literally train mushrooms to eat trash.

Mycocycle operates its business from its office located in Bolingbrook, IL.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting- The Company prepared the accompanying financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The financial statements include the operations, assets, and liabilities of the Company. In the opinion of the Company's management, the accompanying financial statements contain all adjustments, consisting of normal recurring accruals, necessary to fairly present the accompanying financial statements.

Use of Estimates- The preparation of financial statements and related disclosures in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates and assumptions are reviewed periodically, and the effects of revisions are reflected in the period in which they are determined to be necessary.

In preparing the financial statements, management makes estimates and assumptions regarding the measurement of future stock issue obligations and other matters that affect the reported amounts and disclosures of contingencies in the financial statements.

Cash and Cash Equivalents- Cash and cash equivalents include all short-term highly liquid investments that are readily convertible to known amounts of cash and have original maturities of three months or less from the date of purchase. As of December 31, 2022, the Company had cash of $1,779,209.43 maintained in U.S. bank accounts.

Restricted Cash- The Company did not have any restricted cash balances, deposits held as compensating balances, or cash segregated in compliance with federal or other regulations as of December 31, 2022.

Leases- We lease our office space under an operating lease. The lease term commences on the earlier of the date when we become legally obligated for the rent payments or the date on which we take possession of the property. For tenant improvement allowances and rent holidays, we record a deferred rent liability in accrued expenses and other liabilities in the Statement of Financial Condition. As of the date of this financial report, our office space is leased on a month-to-month basis without penalty or future obligation

upon 30-day written notice of our intent to vacate. Our lease expense for allocated office rent was $31,656.50 for the year ending December 31, 2022.

***Revenue and Expense Recognition*-** The Company is currently pre-revenue but will in the future recognize revenues from providing services when earned and collection is reasonably assured. Upfront fees are to be recognized over the estimated period that the related services are performed. Deferred revenues will be recorded for fees received that have not yet been earned. Expenses are reflected on the statements of operations, net of client reimbursements.

***Income Taxes*-** The Company is organized as a corporation. While there have been no corporate taxes incurred or paid to date, future amounts payable for this purpose will be reflected in the Statement of Financial Condition.

NOTE 3- PREPAID EXPENSES

As of December 31, 2022, the Company did not have any prepaid expenses, but any future amounts will be reflected in the Statement of Financial Condition.

NOTE 4- RELATED PARTY TRANSACTIONS

In accordance with FAS523 ASC 740-10, the Company undergoes an annual analysis of its various tax positions, assessing the likelihood of those positions being upheld with relevant tax authorities, as defined by FASB ASC 740-10. As of December 31, 2022, the Company had no tax positions with relevant tax authorities, as defined by FASB ASC 740-10. As of December 31, 2022, the company had no tax positions that would not be held up under examination.

As of December 31, 2022, the Company did not have any related party transactions, but any future amounts will be reflected in the Statement of Financial Condition.

NOTE 5- ACCRUED EXPENSES

As of December 31, 2022, the Company did not have any accrued expenses, but any future amounts will be reflected in the Statement of Financial Condition.

NOTE 6- EQUITY COMMITMENTS AND CONTINGENCIES

During the course of 2022, the Company raised funds totaling $2,200,420.20 through the issuance of SAFE Convertibles and Financings. These are currently reflected in the Statement of Financial Condition as Future Stock Issuance Obligation. In the future when these are converted into common stock they will be updated to show as such (along with breakouts for par value and additional paid-in capital) on the statement.

NOTE 7- SUBSEQUENT EVENTS
Management has considered subsequent events reviewed through June 30, 2023. There were no subsequent events that required recognition or disclosure.

CERTIFICATION

I, Colin Litow, Principal Executive Officer of Mycocycle, Inc., hereby certify that the financial statements of Mycocycle, Inc. included in this Report are true and complete in all material respects.

Colin Litow

Vice President of Products and Operations